NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR08-07 July 8, 2008

Rubicon Hits Bonanza Grade Gold in F2 Zone Step-out Hole,
Phoenix Gold Project, Red Lake, Ontario.
- 10.55 oz/ton gold over 5.9 feet (361.7 g/t gold over 1.8 metres)
-plus separate 0.27 oz/ton gold over 28.2 feet(9.1g/t gold over 8.6 metres) in new drill hole-
- updated long section illustrates gold system now extends over 1800 ft (550 metres)-

Rubicon Minerals Corp (RMX.TSX:RBY.AMEX) is pleased to announce a further update of drill results from its F2 Zone, part of the 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario.

Previous drilling (see news release dated May 5, 2008), has identified significant zones of mineralization (the F2 Zone) which includes high-grade intercepts (e.g., 73.2 g/t gold over 3.0 metres, 52.6 g/t gold over 7.4 metres,24.4 g/t gold over 17.0 metres including 36.5 g/t gold over 8.0 metres, 42.4 g/t gold over 11.0 metres, 28.7 g/t gold over 15.5 metres) and extensive gold-bearing sulphide zones (e.g., 6.0 g/t gold over 17.0 metres, and 8.3 g/t gold over 30.0 metres).

Additional Bonanza Grade in F2-19

Additional assay results returned from hole F2-19 confirm a second bonanza grade gold intercept of 10.55 oz/ton gold over 5.9 feet (361.7 g/t gold over 1.8 metres), including 23.7 oz/ton gold over 2.6 feet (811 g/t gold over 0.8 metres), at a vertical depth of 327 metres. This intercept is farther up-hole than a previously released high grade intercept (see news release dated June 16, 2008) of 3.55 oz/ton gold over 3.3 feet (121.7 g/t gold over 1.0 metres). F2-19 is a 165 foot (50 metre) step-out hole from the main F2 Zone.

New Drill Hole F2-21 Intersects Gold Zone - Hole F2-20 indicates system present at depth

Hole F2-21, drilled from a barge situated close to the F2 Zone and designed to test for extensions of known zones has intersected a complex sulphide and quartz breccia zone grading 0.27 oz/ton gold over 28.2 feet (9.1 g/t gold over 8.6 metres), including a high-grade sub interval of 2.85 oz/ton gold over 1.6 feet (97.9 g/t gold over 0.5 metres) at a vertical depth of 171 metres below surface. In general, vein angles to core axis are moderate to high indicating the zone has been intersected at a reasonable angle. Further mineralization observed down-hole has been sampled and sent for assay. Drill hole F2-20, designed to test for mineralization at depth has intersected sulphide rich mineralization 695 metres below surface and contains up to 7.4g/t gold over 4.0 metres, including 12.0 g/t gold over 2.0 metres. This intercept is significant since it suggests that the gold mineralizing system continues to depth.

A compilation of significant gold intercepts released to date from the F2 Zone is listed in Table 1.

Updated long section shows system size increasing and demonstrates northwest plunge control

Since discovering the F2 zone in late February, 2008, significant gold mineralization has now been intersected over a vertical distance of 1800 feet (550 metres) and over an interpreted strike length of 525 feet (160 metres). An updated north-south composite vertical section (Figure 1) suggests that the mineralized envelope displays a steep plunge to the northwest and is open for follow up. A plan map of the F2 Zone shows the trace of the composite section and the interpreted trend of gold mineralization (Figure 2). Ongoing drilling is designed both to infill and expand the current mineralized envelope both down-plunge and along strike. As stated in previous news releases, considerable drilling is required to better understand the distribution of gold mineralization in three dimensions. Management believes this is best accomplished by drilling from underground utilizing the nearby shaft and workings situated 450 metres from the F2 Zone.

“We are excited to see both bonanza grade and thicker gold bearing sulphide sections continuing to expand the F2 gold system. While this discovery is in its infancy, it is encouraging to see that the major components documented at the Red Lake Mine are present at the F2 Zone. Drilling is continuing and as recently announced we are advancing plans to explore the F2 Zone and surrounding area from underground by de-watering the shaft.” said David Adamson, President and CEO.

Second Barge Drill Rig Ordered

A second barge to facilitate drilling on the lake has been ordered. Once commissioned, land-based drilling from the peninsula will be discontinued in favour of barge drilling to allow greater flexibility and control.

Table 1

Hole number	Depth to centre of intercept	Gold g/t	Metres	Gold oz/ton	Feet
F2-01	92.9	8.4	4.5	0.25	14.8
F2-01	231.5	6.8	11.0	0.20	36.1
Incl.	228.6	23.2	3.0	0.68	9.8
F2-02	95.9	5.4	10.3	0.16	33.8
Incl.	99.3	12.1	3.3	0.35	10.8
F2-02	290.5	16.8	1.0	0.49	3.3
F2-02	300.8	36.0	1.0	1.05	3.3
F2-02	374.6	3.3	28.0	0.10	91.9
Incl.	368.2	5.1	9.0	0.15	29.5
F2-03	266.6	283.2	1.0	8.26	3.3
F2-04	232.3	3.7	5.3	0.11	17.4
F2-04	324.5	13.9	2.0	0.41	6.6
F2-04	535.9	7.3	3.0	0.21	9.8
F2-05	371.7	7.6	2.0	0.22	6.6
F2-05	505.1	6.0	17.0	0.18	55.8
F2-05	523.5	12.1	2.0	0.35	6.6
F2-06	170.9	49.0	0.8	1.43	2.5
F2-06	349.0	4.9	8.5	0.14	27.9
Incl.	347.0	8.7	2.5	0.25	8.2
F2-06	382.8	19.4	4.5	0.57	14.8
Incl.	383.8	119.8	0.5	3.49	1.6
F2-06	432.8	15.4	1.0	0.45	3.3
F2-07	230.4	19.8	1.0	0.58	3.3
F2-07	239.2	12.6	2.0	0.37	6.6
F2-07	246.1	73.2	3.0	2.13	9.8
F2-07	297.2	15.1	1.0	0.44	3.3
F2-07	319.3	3.5	16.0	0.10	52.5
Incl.	319.8	15.8	1.0	0.46	3.3
F2-07	334.5	16.0	7.0	0.47	23.0
Incl.	334.5	21.0	5.0	0.61	16.4
F2-07	379.7	24.4	17.0	0.71	55.8
Incl.	384.1	36.5	8.0	1.06	26.5
F2-08	205.4	4.2	24.0	0.12	78.7
Incl.	196.5	15.8	2.0	0.46	6.6
F2-08	294.3	42.4	11.0	1.24	35.6
F2-08	354.6	3.8	4.7	0.11	15.4
F2-08	393.3	3.1	5.0	0.09	16.4
F2-09	338.2	10.0	3.5	0.29	11.5
Incl.	337.7	53.1	0.5	1.55	1.6
F2-09	442.2	28.7	15.5	0.87	50.9
Incl.	438.3	52.6	7.4	1.53	24.3
Or	438.5	353.8	0.9	10.32	3.0
And	445.6	77.6	0.5	2.26	1.6
F2-10	257.0	13.9	3.0	0.41	9.8
F2-10	275.0	17.7	2.0	0.52	6.6
F2-10	322.8	8.3	30.0	0.24	98.4
Incl.	310.2	16.2	4.0	0.47	13.1
And	319.2	48.2	0.5	1.41	1.6
And	337.2	216.1	0.5	6.30	1.6
F2-10	403.5	56.5	0.5	1.65	1.6
F2-10	423.6	77.8	0.5	2.27	1.6
F2-11	234	2.9	10.0	0.08	33.0
Incl.	238	7.3	1.1	0.21	3.6
F2-11	376	3.0	12.1	0.09	39.7
F2-11	390	25.7	1.6	0.75	5.3
F2-11	301	8.2	1.5	0.24	4.9
F2-12	193	4.3	4.0	0.13	13.1
F2-13	226	4.7	5.0	0.14	16.4
F2-14	384	6.9	7.0	0.20	23.0
Incl.	382	15.2	2.0	0.44	6.6
F2-14	394	26.4	0.9	0.77	2.8
F2-14-W1	451	5.7	4.0	0.17	12.8
F2-14-W1	469	2.5	7.0	0.07	23.0
F2-17	297	62.0	1.0	1.81	3.3
Incl.	297	117.7	0.5	3.43	1.6
F2-17	326	8.6	2.0	0.25	6.6
F2-17	456	3.1	6.8	0.09	22.3
F2-15	388	9.3	0.5	0.27	1.6
F2-16	428	3.0	16.1	0.09	52.8
Incl.	429	8.2	1.0	0.24	3.3
F2-16	380	17.2	1.0	0.50	3.3
F2-16	419	3.7	3.2	0.11	10.5
F2-17-W1	318	7.9	1.0	0.23	3.3
F2-17-W3	302	70.4	0.5	2.05	1.6
F2-19*	327	361.7	1.8	10.55	5.9
Incl.*	326	811.4	0.8	23.67	2.6
F2-19*	377	58.8	2.1	1.72	6.9
Incl.	377	121.7	1.0	3.55	3.3
Or*	377	240.4	0.5	7.01	1.6
F2-21*	170	9.1	8.6	0.27	28.2
Incl.*	168	97.9	0.5	2.85	1.6
F2-21*	219	64.2	0.5	1.87	1.6
F2-20*	662	12.6	1.0	0.37	3.3
F2-20*	695	7.4	4.0	0.21	13.1
Incl.*	694	12.0	2.0	0.35	6.6

*New gold assays received for the F2 Zone

Figure 1:  Composite North-South Vertical Section of the F2 Zone

Figure 2:  Plan Map of the F2 Zone

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. . Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.